As filed with the Securities and Exchange Commission on March 7, 2005
Registration No. 333

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ENCORE MEDICAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	65-0572565
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
9800 Metric Blvd.
Austin, Texas 78758
(512) 832-9500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

With Copies to:
Harry L. Zimmerman
Executive Vice President, General Counsel, Secretary
Encore Medical Corporation
9800 Metric Blvd.
Austin, Texas 78758
(512) 832-9500
(Name, address, including zip code, and
telephone number, including area code, of agent for service)	Darrell R. Windham Winstead Sechrest & Minick P.C. 401 Congress Avenue, Suite 2100 Austin, Texas 78701 (512) 370-2800
      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Unit(1)	Offering Price(1)	Fee(1)

Common Stock, $0.001 par value per share	8,000,000	$5.17	$41,360,000	$4,868.07

(1)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933, solely for the purpose of calculating the registration fee, upon the basis of the average high and low prices of our common stock as reported on the Nasdaq National Market on March 3, 2005.
      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 7, 2005
PROSPECTUS
8,000,000 Shares
Common Stock

        On October 4, 2004, we completed our merger with Empi, Inc. in which we issued shares of our common stock to former stockholders of Empi. As part of the merger, we agreed to register the shares for resale. This prospectus relates to the resale of up to 8,000,000 shares of our common stock, $0.001 par value, from time to time by the selling stockholders identified in the section entitled “Selling Stockholders”
      The common stock offered by this prospectus may be offered by the selling stockholders from time to time in transactions reported on the Nasdaq National Market, in negotiated transactions, or otherwise, or by a combination of these methods, at fixed prices which may be changed, at market prices at the time of the sale, at prices related to market prices or at negotiated prices. We will not receive any proceeds from the sale of the shares by the selling stockholders.
      Our common stock trades on the Nasdaq National Market under the symbol “ENMC.” On March 3, 2005, the last reported sale price of our common stock on Nasdaq was $5.00 per share.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 for a discussion of certain factors that you should consider before you invest in our securities.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 7, 2005.

PROSPECTUS SUMMARY
      On October 4, 2004, we completed our merger with Empi, Inc. (“Empi”), in which we issued 8,000,000 shares of our common stock to former stockholders of Empi. As part of the Empi acquisition, we agreed to register the shares for resale. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus, together with a prospectus supplement if one is required, the selling stockholders identified in the section entitled “Selling Stockholders” may offer and sell, from time to time, up to an aggregate of 8,000,000 shares of our common stock, $0.001 par value.
      In this prospectus the terms “we,” “us,” “our,” “the Company” and “Encore” refer to Encore Medical Corporation, a Delaware corporation, together with our subsidiaries and their respective predecessors unless the context otherwise requires.

The Company
      We are a diversified orthopedic device company with leading positions in many of the markets in which we compete. We develop, manufacture and distribute a comprehensive range of high quality orthopedic devices, including surgical implants, sports medicine equipment and products for orthopedic rehabilitation, pain management and physical therapy. Our products are used by orthopedic surgeons, physicians, therapists and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries, and our non-invasive medical devices and related accessories are primarily used by patients for at-home physical therapy. We categorize our products into the following product lines:

•	Surgical Implant Products. Our surgical implant products, including reconstructive joint products, such as knee, hip, shoulder and spinal implants are used across the major segments of the orthopedic surgical market; and

•	Orthopedic Rehabilitative Products. Our orthopedic rehabilitative products include soft goods products used before and after surgery to assist in the repair and rehabilitation of soft tissue and bone and to protect against injury; electrotherapy devices and accessories used to treat pain and restore and maintain muscle function; iontophoretic devices and accessories used to deliver medication; clinical therapy tables and traction equipment; and orthotics devices used to treat joint and spine conditions.
      Our two divisions enable us to reach a diverse customer base through multiple distribution channels and give us the opportunity to provide a comprehensive range of orthopedic devices and related products to orthopedic specialists operating in a variety of treatment settings for their patients.
      Encore Medical Corporation was incorporated under the laws of the State of Delaware in 1995 (as Healthcare Acquisition Corporation). Our principal executive offices are located at 9800 Metric Blvd., Austin, Texas 78758. Our telephone number is (512) 832-9500. Our website is www.encoremed.com. The information found on our website is not incorporated into, or a part of, this prospectus.

The Offering

Common stock offered by selling stockholders	8,000,000
Common stock outstanding (as of March 1, 2005)	51,702,423 (includes the 8,000,000 shares held by selling stockholders)
Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholders
Nasdaq National Market symbol	ENMC

RISK FACTORS
      An investment in and continuing to own our securities, including without limitation our common stock, involves significant risks. You should carefully consider the risks described below and other information, including our consolidated financial statements and related notes previously included in our periodic reports filed with the SEC. If any of the factors or conditions summarized in the following risks actually occurs, our business prospects, financial condition and results of operations could be materially harmed, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties of which we are unaware or which we currently deem immaterial also may become important factors that affect us.

Risks Related to Our Business

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations.
      We have a substantial amount of indebtedness that requires significant interest payments, including our outstanding 9 3/4% Senior Subordinated Notes due 2012 (the “notes”). Our substantial level of indebtedness could have important consequences to us, including the following:

•	limiting our ability to fund working capital, capital expenditures, acquisitions or other general corporate purposes;

•	requiring us to use a substantial portion of our cash flow from operations to pay interest and principal on the notes and other indebtedness, which will reduce the funds available to us for purposes such as potential acquisitions, capital expenditures, marketing, development and other general corporate purposes;

•	vulnerability to fluctuations in interest rates, as a substantial portion of our indebtedness bears variable rates of interest, including interest rate swap agreements;

•	placing us at a competitive disadvantage compared to some of our competitors who may be less highly leveraged than us;

•	reducing our flexibility in planning for, or responding to, changing conditions in our business and our industry;

•	limiting our ability to borrow additional funds; and

•	making us more vulnerable to general economic downturns and adverse developments in our business.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.
      Our ability to pay or refinance our indebtedness, and fund working capital and planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, regulatory, legislative and other factors that are beyond our control.
      Our business may not generate sufficient cash flows from operations, and future borrowings under our senior credit facility or from other sources may not be available to us in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying research and development, capital expenditures, strategic acquisitions or investments. In addition, we may need to refinance or restructure all or a portion of our indebtedness, including our senior credit facility and our notes, on or before their maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. In the absence of such refinancing, we could be forced to dispose of assets under circumstances that might not be favorable to realizing the highest price for such assets. As of October 2,

2004 over 68% of our assets consist of intangible assets, such as goodwill and trade names, the value of which depends on a variety of factors, including the success of our business.

The indenture related to our notes and our senior credit facility impose significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and taking some corporate actions.
      The indenture related to our notes and the terms of our senior credit facility impose restrictions on, and the terms of any future debt may restrict, our ability to finance future operations or capital needs, respond to changing business or economic conditions or to engage in other transactions or business activities that may be important to our growth strategy or otherwise important to us. These restrictions will, among other things, limit our ability and that of our subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	pay dividends or make other distributions;

•	repurchase our stock;

•	make investments;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	create liens;

•	prepay, redeem or repurchase debt;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all of our assets.
      In addition, our senior credit facility requires us to maintain specified financial ratios and satisfy other financial condition tests. Covenants in our senior credit facility also require us to use a portion of the proceeds we receive in specified issuances of debt or equity and specified asset sales to repay outstanding borrowings under our senior credit facility. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities or limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans. A breach of any of those covenants or our inability to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness and this may result in the acceleration of any other indebtedness to which a cross-acceleration or cross-default applies.

We may not successfully integrate Encore and Empi.
      Our acquisition of Empi involves the integration of two businesses that previously operated independently in a complex and highly regulated industry, often competing in some of the same or similar orthopedic rehabilitation product markets. If we cannot successfully integrate Empi’s operations with those of Encore, we may experience material negative consequences to our business, financial condition or results of operations. The integration of companies that have previously operated separately will be a costly and time-consuming process that will involve a number of risks, including, but not limited to:

•	demands on management related to the significant increase in the size of the business for which they are responsible;

•	diversion of management’s attention from the management of daily operations to the integration of operations;

•	the potential loss of key personnel and the management of employee relations, which manifested itself, for example, when as of January 6, 2005, the Chief Executive Officer and Chief Financial Officer of Empi were terminated;

•	difficulties in the assimilation of different corporate cultures, practices and sales and distribution methodologies, as well as in the assimilation and retention of extensive and geographically dispersed operations and personnel;

•	larger foreign operations and increased exposure to risks relating to business operations outside the United States;

•	difficulties and unanticipated expenses related to the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, including internal accounting controls, procedures and policies; and

•	costs and expenses associated with any undisclosed or potential liabilities.
      Successful integration of Empi’s operations with those of Encore will depend on our ability to manage the combined operations, to realize opportunities for revenue growth presented by broader product offerings and expanded geographic coverage and to eliminate redundant and excess costs. If our integration efforts are not successful, we may not be able to maintain the levels of revenue, earnings or operating efficiency that Encore and Empi had achieved or might have achieved if they remained separate companies.

We will incur significant costs to achieve, and may not be able to realize, the anticipated cost savings, synergies or revenue enhancements from combining the operations of Encore and Empi.
      Even if we are able to integrate successfully the operations of Encore and Empi, we may not be able to realize the cost savings, synergies and revenue enhancements that we anticipate from the integration, either in the amount or the time frame that we currently expect, and the costs of achieving these benefits may be higher than, and the timing may differ from, what we currently expect. Our ability to realize anticipated cost savings, synergies and revenue enhancements may be affected by a number of factors, including the following:

•	our ability to effectively eliminate duplicative back office overhead and overlapping and redundant selling, general and administrative functions, rationalize manufacturing capacity and shift production to more economical facilities;

•	the use of more cash resources on integration and implementation activities than we currently expect, could offset any such savings and other synergies resulting from the Empi acquisition;

•	increases in other expenses, operating losses or problems unrelated to the acquisition, which may offset the cost savings and other synergies from the acquisition or divert resources intended to be used in the integration; and

•	our ability to avoid labor disruption in connection with the integration of Encore and Empi.

Our international operations expose us to risks related to conducting business in multiple jurisdictions outside the United States.
      The international scope of our operations may expose us to economic, regulatory and other risks in countries in which we operate. We generated approximately 13% of our revenue from sales outside the United States for the nine months ended October 2, 2004 and for the year ended December 31, 2003. One component of our growth strategy following the Empi acquisition is to expand our combined operations internationally. Therefore, we anticipate that as a combined company the percentage of foreign sales generated outside the United States will increase compared to the percentage of our foreign sales prior to the Empi acquisition. The nature of our international operations exposes us to the following risks:

•	imposition of or an increase of investment and other restrictions by foreign governments;

•	potential adverse tax consequences, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries and exposure to adverse tax regimes;

•	the imposition of additional foreign governmental controls or regulations on the sale of our products;

•	changes in political and economic conditions;

•	fluctuations in currency exchange rates;

•	difficulties in attracting high-quality management, sales and marketing personnel to staff our foreign operations;

•	import restrictions and controls, tariffs and other trade barriers;

•	exposure to different legal, regulatory and political standards in multiple countries; and

•	acts of terrorism and acts of war.
      In addition, as we grow our operations internationally, we will become increasingly dependent on foreign distributors and sales agents for our compliance and adherence to foreign laws and regulations that we may not be familiar with and we cannot assure you that these distributors and sales agents will adhere to such laws and regulations. Any violation of laws and regulations by foreign distributors or sales agents could result in legal or regulatory sanctions against us or potentially damage our reputation in that international market. As we continue to expand our operations internationally our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks and grow our international operations may have a material adverse effect on our business and results of operations.

Changes in international regulations regarding coverage and reimbursement for our products could adversely affect our business and results of operations.
      Similar to our domestic business, our success in international markets also depends upon the eligibility of our products for coverage and reimbursement through government-sponsored healthcare payment systems. Coverage and reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for government reimbursement. In addition, healthcare cost containment efforts similar to those undertaken in the United States are prevalent in many of the foreign countries in which our products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent measures for coverage and in lower reimbursement. Any developments in our foreign markets that eliminate or reduce reimbursement rates for our products could have an adverse effect on our ability to sell our products or cause our customers to use less expensive products in these markets. Additionally, in Germany, our largest foreign market, new regulations generally require adult patients to pay between five and ten euros for each medical technical device prescribed. This may adversely affect our sales and profitability by making it more difficult for patients in Germany to pay for our products.

Product liability claims may harm our business if our insurance proves inadequate or the number of claims increases significantly.
      We have been, and we are currently, the subject of a number of product liability claims and lawsuits relating to our products. The manufacture and sale of orthopedic devices exposes us to significant risk of product liability claims, lawsuits and product recalls. We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in adverse effects. If there is a significant increase in the number or amount of product liability claims, our business could be adversely affected. Even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business and results of operations.
      We maintain product liability insurance with coverage that we believe to be adequate and are not currently aware of any product liability claims that could reasonably be expected to exceed our insurance coverage if we were found to be liable. Our insurance policy is provided on an occurrence basis and is subject to annual renewal. We cannot assure you that any liability claims made against us will not exceed the coverage limit of such policy or that such insurance will continue to be available on commercially reasonable terms or at all. Additionally, we are also subject to the risk that our insurers will exclude our coverage claim for any reason or that insurers may become insolvent. If we do not or cannot maintain sufficient liability insurance, our ability to market our products may be significantly impaired.

We have had a history of net losses and in the future we may not be profitable.
      We have had net losses in the past. For the year ended December 31, 2003, we incurred a net loss of approximately $2.5 million, which included approximately $7.7 million in prepayment penalties and unamortized warrant and debt issuances costs associated with prepayment of our outstanding debt. For the year ended December 31, 2002, our net income was $6,000. We incurred a net loss of $3.2 million attributable to our common stock for the year ended December 31, 2001, including a $3.7 million charge resulting from the issuance of 132,353 shares of our Series A Preferred Stock on June 12, 2001. We cannot assure you that we will not incur net losses in the future, which could adversely affect our ability to finance our business in the future.

We operate in a highly competitive business environment and our inability to compete effectively could adversely affect our business prospects and results of operations.
      The markets in which we sell our products are all highly competitive. The market for our surgical implant products is dominated by a small number of very large companies. In the orthopedic rehabilitation market, there are both large and small companies with which we compete. Our competitors in the physical therapy products market include several large, diversified companies with significant market share and numerous smaller niche companies. We may not be able to offer products similar to, or more desirable than, our competitors or at a price comparable to that of our competitors. Many of our competitors have:

•	greater financial and other resources;

•	more widely accepted products;

•	endorsements of healthcare professionals;

•	a larger product portfolio;

•	superior ability to maintain new product flow;

•	greater research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	stronger name recognition;

•	larger sales and distribution networks; and/or

•	international manufacturing facilities that enable them to avoid the transportation costs and foreign import duties associated with shipping our products manufactured in the United States to international customers.
      Accordingly, we may be at a competitive disadvantage with respect to these competitors. These factors may be material to our ability to develop and sell our products. Our failure to compete effectively in developing and selling our products would have an adverse effect on our results of operations and financial condition.

If we are unable to develop or license new and innovative products or product enhancements or find new applications for our existing products, we will not remain competitive.
      The markets for our products are characterized by continued new product development and the obsolescence of existing products. Our future success and our ability to increase revenues and make payments on the notes will depend, in part, on our ability to develop, license, distribute and acquire new and innovative products, enhance our existing products with new technology and find new applications for our existing products. However, we may not be able to successfully develop or introduce new products or enhance existing products, find new applications for our existing products, manufacture, market and distribute products in a cost-effective manner, establish relationships with marketing partners, obtain coverage of and satisfactory reimbursement for our future products or product enhancements or obtain required regulatory clearances and approvals in a timely fashion or at all. The failure to develop or license and market new products and product enhancements, find new applications for our existing products and receive regulatory approval or clearance and obtain coverage and reimbursement for our products could materially and adversely affect our competitive position, which could cause a significant decline in our results of operations and financial condition.
      In addition, due to the increasing costs of research and development necessary to develop and bring to market new or redesigned surgical implant and orthopedic rehabilitation products, some of our competitors may have entered into joint development and other arrangements to develop new products, through which they share research and development costs. To the extent that these arrangements allow our competitors to develop innovative products while sharing research and development costs, we will be at a competitive disadvantage with these competitors.
      In addition, if any of our new or enhanced products contain undetected errors or design defects, especially when first introduced, or if new applications that we develop for existing products do not work as planned, our ability to market these and other products could be substantially delayed and we could ultimately become subject to product liability litigation, resulting in lost revenues, potential damage to our reputation and/or delays in regulatory clearance, approval of our product or obtaining acceptance of the product, and other products, by physicians, physical therapists and other professionals that recommend and prescribe our products.

If we fail to establish new sales and distribution relationships or maintain our existing relationships, or if our independent sales agents and third-party distributors fail to commit sufficient time and effort or are otherwise ineffective in selling our products, our results of operations and future growth will be adversely impacted.
      The sales and distribution of our surgical implant and certain of our orthopedic rehabilitative products depend, in part, on relationships with a network of independent commissioned sales representatives and private distributors. These independent sales representatives and distributors maintain the relationships with the hospitals, orthopedic surgeons, chiropractors and other healthcare professionals that purchase, use and recommend the use of our products. Although our internal sales staff trains and manages the sales representatives and the distributors, we do not control or directly monitor the efforts that they make to sell our products. Our failure to attract and retain skilled independent sales agents and distributors, our failure to adequately train and monitor the efforts of the sales representatives and distributors that market and sell our products or our existing sales representatives and distributors choosing not to carry our products, could have an adverse effect on our financial condition and results of operations.
      In addition, some of the independent sales representatives that we use to sell our surgical implant products also sell products that directly compete with our core offerings. We cannot assure you that the sales representatives and private distributors that market and sell our products will dedicate the necessary efforts to market and sell our products.

We will rely on our own direct distribution network for certain of our products, which may result in higher fixed costs and may slow our ability to reduce costs in the face of a sudden decline in demand for our products.
      We will rely on our own direct sales force to market and sell the orthopedic rehabilitative products which are intended for use in the home and in rehabilitation clinics. Some of our competitors rely predominantly on independent sales agents and third-party distributors. A direct sales force may subject us to higher fixed costs than those of companies that market competing products to ours, due to the costs that we will bear associated with employee benefits, training and managing sales personnel, which could put us at a competitive disadvantage. Additionally, these fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products, which could have a materially adverse effect on our profitability.

Our quarterly operating results are subject to substantial fluctuations, and you should not rely on them as an indication of our future results.
      Our quarterly operating results may vary significantly due to a combination of factors, many of which are beyond our control. These factors include:

•	demand for our products and our ability to meet the demand for our products;

•	increased competition;

•	the number, significance and timing of introduction of new products and enhancements by us or our competitors;

•	our ability to develop, introduce and market new and enhanced versions of our products on a timely basis;

•	changes in pricing policies by us or our competitors;

•	changes in the treatment practices of our surgeon customers;

•	the loss of preferred provider status with managed care programs or buying groups;

•	impact of acquisitions;

•	impact of litigation, regulatory and other legal proceedings;

•	impact of new accounting regulations;

•	the timing of significant orders and shipments;

•	availability of raw materials;

•	recalls of our products;

•	work stoppages or strikes in the health care industry; and

•	general economic factors.
      Many of these factors are beyond our control. Accordingly, our quarterly operating results may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our performance for a fiscal year or future performance.
      Additionally, while we do not believe that our results of operations are materially affected by seasonal changes, our fourth quarter sales of certain of our products have historically been stronger. We believe that the increase in our results for the fourth quarter is due, in part, to increased spending during the fourth quarter by patients who desire to use funds remaining in flexible spending accounts prior to the end of the year and choose to purchase home rehabilitation products or to undergo surgical procedures using our surgical implant products. We cannot assure you that this strength in our fourth quarter results will continue in the future.

The success of our surgical implant products depends on our relationships with leading surgeons who assist with the development, testing and marketing of our products.
      A key aspect of the development, marketing and sale of our surgical implant products is the use of designing and consulting arrangements with surgeons who are well recognized in the healthcare community. These surgeons assist in the development and clinical testing of new surgical implant products and they participate in symposia and seminars introducing new surgical implant products and with training of healthcare professionals in using our new products. Additionally, the recommendation of these designing and consulting surgeons is critical in the marketing phase of any new or enhanced surgical implant product. We cannot assure you that we will be successful in maintaining or renewing our designing and consulting arrangements with our current surgeons or that we will be successful in developing arrangements with new surgeons. If we are not able to maintain these relationships or develop new relationships, our ability to develop, test and market new surgical implant products will be adversely affected which will have an adverse affect on our results of operations and financial condition.

The success of all of our products depends heavily on our relationships with healthcare professionals who prescribe and recommend our products, and our failure to maintain these relationships could adversely affect our businesses.
      We have developed and maintain close relationships with a number of leading orthopedic surgeons, physicians, physical therapists, athletic trainers and other healthcare professionals, and we believe that sales of our products depend significantly on their recommendation of our products. Acceptance of our products depends on educating the healthcare community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our products compared to the products offered by our competitors and on training healthcare professionals in the proper use and application of our products. Our failure to maintain these relationships and develop similar relationships with other leading healthcare professionals could result in a decrease in the recommendation of our products, which may adversely affect our sales and profitability.

Our products are subject to recalls even after receiving FDA or foreign regulatory clearance or approval. Recalls could harm our reputation and business.
      We are subject to ongoing medical device reporting regulations that require us to report to the FDA or governmental authorities in other countries if our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacturing. In addition, in light of a material deficiency or design defect or defect in labeling, we may voluntarily elect to recall one of our products, as we have done in the past. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall would divert managerial and financial resources and could harm our reputation with all of our customers and with the healthcare professionals that use, prescribe and recommend our products. We cannot assure you that we will not have product recalls in the future or that such recalls would not have a material adverse effect on our business.

We have succeeded to contingent obligations relating to an investigation of the Department of Commerce relating to our operations and we may not be fully indemnified for the costs and expenses associated with the investigation.
      In February 2002, we acquired the Chattanooga Group, Inc., a manufacturer and marketer of orthopedic rehabilitation products. The Chattanooga Group was at the time we acquired it, and may continue to be, the subject of a Department of Commerce investigation of its export practices with respect to allegedly unlawfully trading with Iran, an embargoed country, in connection with the sale of a medical device and the preparation of export documentation. The Department of Commerce has not taken any action against the Chattanooga Group since its initial investigation and there have been no developments in this investigation, of which we are aware, since we acquired the Chattanooga Group. The individuals from whom we purchased the Chattanooga Group have agreed to indemnify us for all reasonable costs, expenses, settlements and fines that we actually pay or incur in defending the Department of Commerce investigation that are in excess of $152,000 up to a maximum of $5.0 million. As of October  2, 2004, $152,000 remained from what was accrued as a liability for this matter on the Chattanooga Group Inc.’s financial statements as of the date of the acquisition. The terms of the stock purchase agreement required that a portion of the purchase price we paid for the Chattanooga Group be placed in escrow to satisfy the indemnity obligations of the sellers. This escrow was released in February 2005. The Department of Commerce could revoke our export licenses or otherwise restrict our ability to export our products.

If we lose one of our key suppliers or one of our contract manufacturers stops making our products, we may be unable to meet customer orders for our products in a timely manner or within our budget.
      We rely on a limited number of foreign and domestic suppliers for the raw materials and components used in our products. One or more of our suppliers may decide for reasons beyond our control to cease supplying us with raw materials and components. FDA regulations may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components and in the case of a device which is the subject of a pre-market approval, we may be required to obtain prior FDA permission (which may or may not be given), either of which could delay or prevent our access or use of such raw materials or components. If we are unable to obtain materials we need from our suppliers and we cannot obtain these materials from other sources, we may be unable to manufacture our products for a period of time or within our manufacturing budget, which could negatively impact our results of operations.
      In addition, we also rely on third parties to manufacture some of our products. Many of our soft goods products sold by our Orthopedic Rehabilitation Division are manufactured under contract by a manufacturing company located in Acuna, Mexico. Under our arrangement with this manufacturing company, we provide all the materials and equipment necessary for the production and it provides the required labor to us on a contract basis. Our reliance on this contract manufacturing facility exposes us to risks and uncertainties, including lack of control over the manufacturing quality, political, social, and economic instability, interruptions and limitations in telecommunication services, product and/or material transportation delays or disruption, trade restrictions and changes in tariffs, import and export license requirements and restrictions, fluctuations in currency exchange rates and potential adverse tax consequences. If any of these risks materialize and result in a cessation, interruption or delay in the manufacture or delivery of our products it may impair our ability to meet scheduled product deliveries to our customers and adversely affect our reputation or cause customers to cancel orders. If our agreement with this manufacturing company was terminated and we were otherwise unable to find suitable replacement, it could have a material adverse effect on our business, financial condition and results of operations.
      Medireha GmbH, which is 50% owned by us, has been Empi’s single source supplier for all of its passive motion devices. If we encounter a cessation, interruption or delay in the supply of the products purchased from Medireha, we may be unable to obtain such products through other sources, on acceptable terms, within a reasonable amount of time or at all. Any such cessation, interruption or delay may impair our ability to meet scheduled deliveries of passive motion devices to our customers and may cause our customers to cancel orders and adversely affect our reputation and our results of operations.

If a natural or man-made disaster strikes our manufacturing facilities, we may be unable to manufacture our products for a substantial amount of time, which could cause our sales to decline.
      We principally rely on manufacturing facilities in Clear Lake, South Dakota, for our electrotherapy and iontophoresis products; in Austin, Texas, for our surgical implant products; in Chattanooga, Tennessee, for our continuous passive motion products and various electrotherapy products; in Umkirch, Germany, for continuous passive motion products and contract manufacturing facilities in Acuna, Mexico for our orthopedic soft goods products. These facilities may be affected by natural or man-made disasters. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial time to repair or replace. In the event one of our facilities was affected by a disaster, we would be forced to rely on third-party manufacturers. However, third-party manufacturers may not be available or they may be unable to produce our products on the schedule or to the specifications that we require. We currently carry insurance in the amount of $209 million to protect us against such disasters. However, such insurance may not be sufficient to cover all of our potential losses or may become unavailable on acceptable terms, if available at all.

Our business plan relies on certain assumptions concerning demographic and other trends that impact the market for our products, which, if incorrect, may adversely affect our expected results of operations.
      We believe that various demographics and industry specific trends will, in the future, help drive growth in the sale of our products. Our ability to achieve our business objectives is subject to a variety of factors, including the relative increase in the aging of the general population and the general increase in participation in exercise and sports and more active lifestyles. In addition, our business plan, and the growth of our electrotherapy products in particular, relies on an increasing clinical acceptance of electrotherapy as a non-invasive treatment regimen. We believe that these trends will increase the need for our orthopedic surgical implant and physical therapy products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize. However, these demographics and trends are beyond our control and if our assumptions regarding these factors prove to be incorrect, we may not successfully implement our strategy, which could adversely affect our business plan and results of operations. In addition, the perceived benefits of these trends may be offset by business or competitive factors or factors not currently foreseen, such as the introduction of new products by our competitors or the emergence of other countervailing trends.

The loss of the services of our key management and personnel could adversely affect our ability to operate our business.
      Our future success will depend, in part, upon the continued service of key managerial, research and development staff, sales and technical personnel. In addition, our future success will also depend on our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We cannot assure you that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. Our failure to do so could have a material adverse affect on our business.
      Many of our existing management personnel have been employed by us for five years or less, including Kenneth W. Davidson, our Chief Executive Officer, who joined us in October 2000, Paul Chapman, our President and Chief Operating Officer, who joined us when we acquired Chattanooga Group, Inc. in February 2002 and became our President on May 20, 2003, William W. Burke, our Executive Vice President, Chief Financial Officer, and Treasurer who joined us in August 2004, Jack Cahill, our Executive Vice President, President-Surgical Implant Division, who joined us in January 2001, and Scott Klosterman, our Executive Vice President, President-Orthopedic Rehabilitation Division who joined us in February 2002. These executives have substantial experience and expertise in our business. Our future success depends to a significant extent on the ability of our executive officers and other members of our management team to operate effectively, both individually and as a group. We cannot be certain that we will be able to efficiently allocate responsibilities or that the new members of our executive team will succeed in their roles.

We may be liable for contamination or other harm caused by hazardous materials that we use.
      Our research and development and manufacturing processes involve the use of hazardous materials. We are subject to federal, state, local and foreign regulation governing the use, manufacture, handling, storage and disposal of hazardous materials and the related occupational health and safety regulations. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any contamination or injury. In addition, under some environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste disposal sites. We may incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a significant negative impact on our financial condition. Enactment of stricter laws or regulations, stricter interpretation of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our own or third party sites may require us to make additional expenditures, some of which could be material.

Fluctuations in foreign exchange rates may adversely affect our financial position and results of operations.
      Our foreign operations expose us to currency fluctuations and exchange rate risks. Our principal foreign subsidiary, Ormed GmbH & Co. KG, which is incorporated in Germany, records the majority of its revenues and certain of its expenses in euros. Ormed’s results will be reflected in our consolidated financial statements in U.S. dollars. Therefore, our reported results will be exposed to fluctuations in the exchange rates between the U.S. dollar and the euro. During a period in which the U.S. dollar strengthens versus the euro, our reported consolidated net revenues will be lower than they might otherwise have been because net revenues earned in euros will translate into fewer U.S. dollars. In addition, Ormed purchases the majority of its product inventory in U.S. dollars, with the purchase translated into euros at the time of payment, and the inventory expense recognized in euros at the time of sale. However, the assets and liabilities of Ormed that will be reflected on our consolidated balance sheet will be translated into U.S. dollars at the exchange rate in effect at the balance sheet date, while the net revenues and operating expenses of Ormed that will be reflected on our consolidated statement of operations will be translated into U.S. dollars at the weighted-average exchange rate for the reported period. The resulting translation adjustments will be recorded in stockholders’ equity as accumulated other comprehensive income or loss. Accordingly, changes in currency exchange rates will cause our net income and stockholders’ equity to fluctuate.
      Empi has, in the past, protected itself from the possible negative effects of exchange rate fluctuations as a result of Ormed’s U.S. dollar purchases by entering into hedging transactions on an ongoing basis. We expect to continue to enter these hedging transactions and expect to obtain in the future one or more forms of currency protection in the form of forward exchange contracts, options or similar agreements. However, we cannot assure you that any hedging will adequately protect us from the adverse effects of changes in exchange rates or that counterparties under these agreements will honor their obligations thereunder.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.
      We rely on a combination of patents, trade secrets, copyrights, trademarks, license agreements and contractual provisions to establish and protect our intellectual property rights in our products and the processes for the development, manufacture and marketing of our products.
      We use non-patented proprietary know-how, trade secrets, processes and other proprietary information and employ various methods to protect this proprietary information, including confidentiality agreements and proprietary information agreements with vendors, employees, independent sales agents, distributors, consultants and others. In addition, we also hold U.S. and foreign patents relating to a number of our components and products and have patent applications pending with respect to other components and products. We also apply for additional patents in the ordinary course of our business, as we deem appropriate. However, these precautions offer only limited protection and our proprietary information may become known to, or be independently developed by, competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we cannot assure you that our existing or future patents, if any, will afford us adequate protection or any competitive advantage, that any future patent applications will result in issued patents or that our patents will not be circumvented, invalidated or declared unenforceable.
      We could incur substantial costs in proceedings before the U.S. Patent and Trademark Office. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.
      In addition, we hold patent and other intellectual property licenses from third parties for some of our products and on technologies that are necessary in the designing and manufacturing of some of our products.

The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business.
      We cannot assure you, however, that these agreements will not be breached. The FDA or another governmental agency may require disclosure of such information in order for us to have the right to market a product or trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

Our operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.
      Litigation involving patents and other intellectual property rights is common in our industry and companies in this industry have used intellectual property litigation in an attempt to gain a competitive advantage. In the future, we may become a party to lawsuits involving patents or other intellectual property. If we lose one of these proceedings, a court, or a similar foreign governing body, could require us to pay significant damages to third parties, require us to seek licenses from third parties and pay ongoing royalties, if available at all, require us to redesign our products, or prevent us from manufacturing, using or selling our products, any of which would have an adverse affect on our results of operations and financial condition.
      We may also bring action against a third party for an infringement of our intellectual property rights. The defense and prosecution of intellectual property suits, proceedings before the U.S. Patent and Trademark Office, or the foreign equivalents thereto, and related legal and administrative proceedings are both costly and time consuming. In addition, protracted litigation to defend or prosecute our intellectual property rights could seriously detract from the time our management would otherwise devote to running our business. Intellectual property litigation relating to our products could cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

We may expand into new markets and products and our expansion may not be successful.
      We may expand into new markets through the development of new product applications based on our existing specialized technology and design capabilities. These efforts could require us to make substantial investments, including significant research, development, engineering and capital expenditures for new, expanded or improved manufacturing facilities which would divert resources from other aspects of our business. Expansion into new markets and products may be costly without resulting in any benefit to us. Specific risks in connection with expanding into new markets include the inability to transfer our quality standards into new products, the failure of customers in new markets to accept our products and price competition in new markets. If we choose to expand into markets and are unsuccessful, our financial condition and results of operations could be adversely affected.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.
      Many healthcare industry companies, including medical device and physical therapy products companies, are consolidating to create larger companies with greater market power. As the healthcare industry consolidates, competition to provide products and services to industry participants will become more intense. In addition, many of our customers are also consolidating and our customers and other industry participants may try to use their market power to negotiate price concessions or reductions for the products that we manufacture and market. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues would decrease and our business, financial condition and results of operations would be adversely affected.

Our reported results may be adversely affected by increases in reserves for sales allowances, product returns, rental credits and uncollectible accounts receivable.
      Our net revenues and profitability are affected by changes in reserves to account for sales allowances, rebates, product returns, rental credits and uncollectible accounts receivable. The reserves for sales allowances and rebates account for sales of our products below the invoice price. Such sales generally result from agreements that we enter into with certain customers that permit them to pay us for our products in amounts that are below the invoice price of the product. We estimate the amount of the reduction based on historical experience and invoices generated in the period in question.
      The reserve for product returns accounts for customer returns of our products after purchase. Historically, customers purchasing our products have returned up to 6% of the total products purchased. These returns are mainly attributable to a third-party payor’s refusal to provide a patient release or reimbursement for the product or the inability of the product to adequately address the patient’s condition. If we increase the percentage of our sales made pursuant to agreements providing for reimbursement below invoice price or if customers return products at a higher than estimated rate, we may be required to increase our sales allowance and product return reserves beyond their current levels.
      Our reserve for rental credit recognizes a timing difference between billing of a purchase and processing of a rental credit associated with some of our electrotherapy devices. Many insurance providers require patients to rent our rehabilitation devices for a period of one to three months prior to purchase. If the patient has a long-term need for the device, these insurance companies may authorize purchase of the device after such time period. When the device is purchased, most providers require that rental payments previously made on the device be credited toward the purchase price. These credits are processed at the time the payment is received for the purchase of the device, which creates a time lag between billing of the purchase and processing of the rental credit. Our rental credit reserve accounts for unprocessed rental credits based on the number of devices converted to purchase. If the frequency of rental to purchase conversion increases, we may be required to increase our rental credit reserve beyond its current level.
      We also have a large balance of receivables and have established a reserve for the portion of such receivables that we estimate will not be collected. We may experience changes in our rates of collection of current accounts receivable or past-due receivables recorded for previous fiscal periods. Changes in our collection rates can result from a number of factors, including turnover in personnel, changes in the payment policies or practices of payors or changes in industry rates or pace of reimbursement. Historically, our reserve for uncollectible receivables has fluctuated and our reserve will continue to fluctuate in the future. Changes in rates of collection or fluctuations, even if they are small in absolute terms, could require us to increase our reserve for uncollectible receivables beyond its current level.
      Any increase in our reserves for sales allowances, product returns, rental credits and uncollectible accounts receivable could adversely affect our reported financial results by reducing our net revenues and/or profitability for the reporting period.

Our failure to comply with regulatory requirements or receive regulatory clearance or approval for our products or operations in the United States or abroad could adversely affect our business.
      Our products are subject to extensive regulation in the United States by the FDA and by the foreign equivalents in countries where we do business. The FDA regulates virtually all aspects of a medical device’s testing, manufacture, safety, labeling, storage, record keeping, reporting, promotion and distribution. The FDA also regulates the export of medical devices to foreign countries. In general, unless an exemption applies, a medical device must receive either pre-market approval or pre-market clearance from the FDA before it can be marketed in the United States. There can be no assurance that a particular device will be approved or cleared by the FDA through either the 510(k) pre-market clearance process or the pre-market approval process.
      Additionally, we may be required to obtain pre-market approvals, pre-market approval supplements or pre-market clearances to market modifications to our existing products or market our existing products for new indications. The FDA requires device manufacturers themselves to make and document a determination of whether or not a modification requires an approval, supplement or clearance; however, the FDA can review and disagree with a manufacturer’s decision. We have applied for, and received, a number of such approvals in the past. We cannot assure you that we will be successful in receiving approvals in the future or that the FDA will agree with our decisions not to seek approvals, supplements or clearances for particular device modifications. The FDA may require approval or clearances for past or any future modifications or new indications for our existing products. Such submissions may require the submission of additional clinical or preclinical data and may be time consuming and costly, and may not ultimately be cleared or approved by the FDA.
      If the FDA requires us to obtain pre-market approvals, pre-market approval supplements or pre-market clearances for any modification to a previously cleared or approved device, we may be required to cease manufacturing and marketing the modified device or to recall such modified device until we obtain FDA clearance or approval and we may be subject to significant regulatory fines or penalties. In addition, there can be no assurance that the FDA will clear or approve such submissions in a timely manner, if at all. Any of the foregoing could adversely affect our business.
      The FDA also may change its policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay pre-market approval or pre-market clearance of our devices, or could impact our ability to market a device that was previously cleared or approved. For instance, on August 22, 2000, the FDA issued a proposed rule that, if finalized, could rescind the pre-market clearances for our iontophoretic devices. We cannot predict the likelihood that the FDA will finalize the proposed rule. However, in order to allow us to continue marketing our iontophoretic devices in the event this rule is finalized, we have filed a new drug application, or NDA, with the FDA for the use of a lidocaine/epinephrine solution with certain of our iontophoretic devices. The NDA is currently pending before the FDA, and the FDA has indicated that we may be required to provide additional data to support approval of the NDA. We cannot predict if or when the FDA will ultimately approve our NDA.
      Our failure to comply with the regulatory requirements of the FDA and other applicable U.S. regulatory requirements may subject us to administrative or judicially imposed sanctions, which could have a material adverse effect on our business, financial condition and results of operations. These sanctions include warning letters, civil penalties, criminal penalties, injunctions, product seizure or detention, product recalls and total or partial suspension of production.
      In the development of new products or new indications or modifications to existing products, we may conduct or sponsor clinical trials. Clinical trials are expensive and require significant investment of time and resources and may not generate the data we need to support a submission to the FDA. Clinical trials are subject to regulation by the FDA and, if federal funds are involved or if an investigator or site has signed a federal assurance, are subject to further regulation by the Office of Human Subject Protection and the National Institutes of Health. Failure to comply with such regulation, including but not limited to, failure to obtain adequate consent of subjects and to adequately disclose financial conflicts, could result in fines, penalties, suspension of trials, and the inability to use the data to support an FDA submission. In the international market, we are subject to regulations for clinical studies in each respective country.
      In many of the foreign countries in which we market our products, we are subject to extensive regulations that are comparable to those of the FDA, including those in Europe, our largest foreign market. The regulation of our products in Europe falls primarily within the European Economic Area, which consists of the fifteen member states of the European Union, as well as Iceland, Liechtenstein and Norway. Only medical devices that comply with certain conformity requirements are allowed to be marketed within the European Economic Area. Failure to receive, or delays in the receipt of, relevant foreign qualifications in the European Economic Area or other foreign countries could have a material adverse effect on our business.

Our marketing and sales practices may contain certain risks with respect to the manner in which these practices were historically conducted that could have a material adverse effect on us.
      We have entered into written agreements for designing and consulting services with surgeons for surgical implant products, and we compensate them under our designing surgeon agreements for services in developing and marketing products sold by us. The form of compensation for such services has historically been a royalty on the sale of our surgical implant products. We have compensated our consulting surgeons who help us in our marketing, product development and clinical efforts with cash payments and, in certain cases, options to acquire stock. We believe that in each instance remuneration paid to surgeons represents fair market value for the services provided or is otherwise in compliance with applicable laws. We also utilize an independent sales force for our surgical implant products for which, to date, we have provided limited compliance-related training. The sales force has generally been compensated on a commission basis, based on a percentage of revenues generated by products sold. In addition, our marketing and sales practices directed toward existing and potential referral sources have included the provision of goods, services and other remuneration that we believe is standard in the industry. Under applicable federal and state healthcare fraud and abuse, anti-kickback, false claims and self-referral laws, it could be determined that such remuneration and practices fall outside of permitted compensation arrangements, thereby subjecting us to possible civil and/or criminal sanctions (including the exclusion from the Medicare and Medicaid programs) which could have a material adverse effect on our surgical implant business and possibly on our other lines of business. While we maintain that we have a satisfactory compliance program, it is not formalized and it may not be adequate in the prevention of violations or the detection thereof. The form and effectiveness of our compliance program may be taken into account by the government in assessing sanctions, if any, should it be determined that violations of laws have occurred.
      Certain federal and state laws and regulations regarding reimbursement and coverage of products and services by Medicare and Medicaid, as well as federal and state laws addressing health care fraud and abuse, physician self-referrals, and other relationships with providers are broad in scope and apply to our relationships with health care providers and entities who may prescribe or recommend our products, and who may assist us in the development and promotion of our products, and we may be required to alter one or more of our practices to be in compliance with these laws. Health care laws are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the law has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

If adequate levels of reimbursement from third-party payors for our products are not obtained, surgeons and patients may be reluctant to use our products, and our sales may decline.
      Our sales depend largely on government health care programs such as Medicare and Medicaid and private payors reimbursing patients for costs of purchasing our products. Surgeons, hospitals and other health care providers may not recommend or purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Consequently, we may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement.
      Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products. Health care providers may attempt to control costs by (i) authorizing fewer elective surgical procedures, including joint reconstructive surgeries, (ii) by requiring the use of the least expensive implant available, or (iii) reducing the reimbursement for or limiting the number of authorized visits for rehabilitation procedures.
      In foreign markets, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new devices and procedures. Canada and some European countries, in particular France, have lowered reimbursement rates. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline.
      In the United States, Germany and the other countries in which we operate, third-party payors, primarily governmental payors, private payors and managed care companies, typically reimburse us for our medical products purchased or rented by patients. Changes in the coverage of, and reimbursement for, our products by these third-party payors could have a material adverse affect on our results of operations. For example, in the United States, Medicare and private payors frequently engage in efforts to contain costs, which may result in a reduction of coverage of, and reimbursement for, our products. We believe that physical therapists and physicians will be less likely to use, purchase or prescribe our products if their patients are unable to obtain sufficient reimbursement from third-party payors, which may adversely affect our sales and profitability. In addition, many other payors base their coverage and reimbursement policies on Medicare policies. As a result, third-party payors’ coverage of, and reimbursement for, our products could be negatively impacted by legislative, regulatory or other measures that reduce Medicare coverage and reimbursement generally.
      Our international sales also depend upon the eligibility of our products for reimbursement through third-party payors, the amount of reimbursement and the allocation of payments between the patient and third-party payors. Reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for third-party reimbursement. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the foreign countries in which our products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent reimbursement standards. Any developments in our foreign markets that eliminate, reduce or materially modify coverage of, and reimbursement rates for, our products could have an adverse effect on our ability to sell our products or cause our customers to use less expensive products in these markets.

Recent changes in coverage and reimbursement policies for our products by Medicare or reductions in reimbursement rates for our products could adversely affect our business and results of operations.
      The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or Medicare Modernization Act, mandated a number of changes in the Medicare payment methodology and conditions for coverage of orthotic devices and durable medical equipment, including Empi’s TENS and NMES devices. These changes include a freeze in payments for durable medical equipment from 2004 through 2008, a payment freeze for orthotic devices from 2004 through 2006, competitive bidding requirements, new clinical conditions for payment and quality standards. Although these changes affect our products generally, specific products may be affected by some but not all of the Medicare Modernization Act’s provisions.
      Prefabricated orthotic devices and certain durable medical equipment, including TENS devices, may be subject to a competitive bidding process established under the Medicare Modernization Act. Although neither proposed nor final regulations have been issued in connection with the competitive bidding process and requirements, it appears that under the competitive bidding process, which will be phased in beginning in 2007, Medicare will no longer reimburse certain products and services based on the current fee schedule amount but will instead provide reimbursement for these items and services based on payment amounts as determined under a competitive bidding process to be established for suppliers within designated geographic areas. Only these suppliers selected as a result of the competitive bidding process within each designated region will be eligible to have their products reimbursed through Medicare. The competitive bidding process may reduce the number of suppliers providing certain items and services to Medicare beneficiaries and the amounts paid for such items and services within a given geographic area. Also, Medicare reimbursement in regions not subject to competitive bidding may be reduced using payment information from regions subject to competitive bidding. Any payment reductions or the inclusion of certain of our products for payment by Medicare as a result of the competitive bidding process, in addition to the other changes to Medicare reimbursement and standards contained in the Medicare Modernization Act, could have a material adverse effect on our results of operations. In addition, if we are not selected in a region in which we participate in the competitive bidding process, it could have a material adverse effect on our operations.
      The Medicare Modernization Act also requires that new clinical conditions for payment of durable medical equipment be established. TENS and NMES products could be impacted by this requirement if and when applicable conditions are established. At this time, we cannot predict what standards will be adopted, the timing of such adoption or the impact any standards that are adopted may have on our business.
      In addition, in 2003, the Centers for Medicare and Medicaid Services, or CMS, the agency responsible for administering the Medicare program, made effective an interim final regulation implementing “inherent reasonableness” authority, which allows adjustments to payment amounts for certain items and services covered by Medicare when the existing payment amount is determined to be grossly excessive or grossly deficient. The regulation lists factors that may be used to determine whether an existing reimbursement rate is grossly excessive or grossly deficient and to determine what is a realistic and equitable payment amount according to CMS. These regulations provide that a payment amount will not be considered grossly excessive or grossly deficient if an overall payment adjustment of less than 15% would be necessary to produce a realistic and equitable payment amount. The regulation remains in effect after the enactment of the Medicare Modernization Act, although the new legislation precludes the use of inherent reasonableness authority for payment amounts established under the competitive bidding process. Medicare and Medicaid accounted for 6% and 5% of Empi’s net revenues in 2004 and 2003, respectively. When using the inherent reasonableness authority, CMS may reduce reimbursement levels for certain of our products, which could have a material adverse effect on our results of operations. Similarly, reduction in payment or loss of coverage under Medicare could result in similar action by private payors and have a material adverse effect on our operations.

Audits or denials of our claims by government agencies could reduce our revenues or profits.
      As part of our business operations, we submit claims on behalf of patients directly to and receive payments directly from the Medicare and Medicaid programs and private payors. Therefore, we are subject to extensive government regulation, including requirements for submitting reimbursement claims under appropriate codes, and maintaining certain documentation to support our claims. Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims, and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. As indicative of a provider of products, Empi historically has been subject to pre-payment and post-payment reviews as well as audits of claims and may experience such reviews and audits of claims in the future. We cannot assure you that such reviews and/or similar audits of our claims will not result in material delays in payment, as well as material recoupments or denials, which could reduce our net revenues and profitability nor in exclusion from participation on the Medicare or Medicaid programs or from participation on the provider panel or a private payer. Private payors may from time to time conduct similar reviews and audits. We have not been subject to any reviews or audits that have resulted in any material delays in payments or material reductions in our net revenues or profitability.

Healthcare reform, managed care and buying groups have put downward pressure on the prices of our products.
      Healthcare reform and the healthcare industry’s response to rising healthcare costs have caused a significant expansion of managed care organizations and buying groups. This growth of managed care has resulted in downward pressure on the reimbursement paid for our products and greater attention to balancing the costs and benefits of using a particular product or treatment. One result of this cost-benefit analysis has been, and is expected to continue to be, a shift toward coverage and payments based on more cost-effective treatment alternatives, which could reduce the demand for our products and adversely affect our operating results.
      A further result of healthcare reform and the related pressure to contain costs has been the advent of buying groups in the United States. These group purchasing organizations enter into preferred supplier arrangements with one or more manufacturers of medical products in return for price discounts to members of the group purchasing organizations. If we are not able to obtain new preferred supplier commitments for major group purchasing organizations or retain those commitments that we currently have, which are generally terminable by either party for any reason upon the expiration of a defined notice period, our sales and profitability could be adversely affected. However, even if we are able to obtain and retain preferred supplier commitments from buying groups, they may not deliver high levels of compliance by their members, meaning that we may not be able to offset the negative impact of lower per-unit prices or lower margins with increases in unit sales or in market share.
      In Germany and other international markets, we have historically experienced downward pressure on product pricing and other effects of healthcare reform similar to that which we have experienced in the United States. We expect healthcare reform and managed care to continue to develop in these international markets, which we expect will result in further downward pressure on product pricing and may adversely affect our sales and profitability. We cannot predict the timing or impact of healthcare reform on us, nor the development of managed care in international markets.

Arthur Andersen LLP, the auditor for Empi’s audited financial statements for the year ended December 31, 2001 that are incorporated by reference in this prospectus, has been found guilty of federal obstruction of justice charges and you are unlikely to be able to exercise effective remedies against it in any legal action.
      On June 15, 2002, a jury in Houston, Texas found Empi’s former independent public accountant, Arthur Andersen LLP, guilty of federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp. As a result, Arthur Andersen has ceased practicing before the SEC and substantially all of Arthur Andersen’s personnel have left the firm, including the individuals responsible for auditing Empi’s financial statements for the year ended December 31, 2001 that are incorporated by reference in this prospectus and for prior periods. On November 13, 2002, Empi dismissed Arthur Andersen and appointed Ernst & Young LLP as Empi’s independent auditors. Arthur Andersen is currently in the process of liquidating its assets. The ability of Arthur Andersen to satisfy any judgments obtained against it is in great doubt and, therefore, you are unlikely to be able to exercise effective remedies or collect judgments against it.

Risks Related to Our Common Stock

If a significant number of shares of our common stock are sold into the market, the market price of our common stock could significantly decline, even if our business is doing well.
      Our stockholders may sell their common stock, and our employees, directors, officers, sales representatives and distributors may exercise their stock options in order to sell the common stock underlying their options in the market under one or more registration statements we have filed with the SEC. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales may occur could depress the market price of our common stock and impair our ability to raise additional capital through the sale of our equity securities. As of October 2, 2004, Galen Partners beneficially owned approximately 24% of our outstanding shares of common stock. The former shareholders of Empi, who own an aggregate of approximately 8,000,000 shares of our common stock, are bound by the terms of a lock-up agreement and may not directly or indirectly sell or dispose of any of these restricted shares until the six month anniversary of the effective date of the Empi acquisition. The lock-up agreement further provides that in the six-month period beginning on the six-month anniversary of the closing of the Empi acquisition, such shareholders may only sell up to 50% of such shares.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage, delay or prevent a takeover attempt.
      Provisions of our certificate of incorporation, our bylaws and Delaware law may discourage, delay or prevent another company from merging with us or from acquiring us, even if our stockholders were to consider such merger or acquisition to be favorable.

Our stock price may be volatile and your continued investment in our common stock could suffer a decline in value.
      You may be unable to resell shares of our common stock or our other securities at or above the original sales price thereof. There has been significant volatility in the stock market and in particular in the market price and trading volume of securities of orthopedic companies and other health care companies, which has often been unrelated to the performance of the companies. These broad market fluctuations may negatively affect the market price of our common stock. Market volatility has also resulted in dramatic declines in a particular company’s stock price in response to specific news about that company which investors perceive as unfavorable. Some specific factors that may have a significant effect on the market price of our common stock include:

•	actual or anticipated fluctuations in our operating results;

•	our announcements or our competitors’ announcements of technological innovations or new products;

•	clinical trial results;

•	changes in our growth rates or our competitors’ growth rates;

•	developments regarding our patents or other intellectual property rights, or those of our competitors;

•	FDA and international actions with respect to the government regulation of medical devices and third-party reimbursement matters;

•	public concern as to the safety of our products;

•	changes in U.S. or international healthcare policies;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our inability to raise any additional required capital;

•	conditions of other medical device companies or the medical device industry generally; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the medical device industry generally.

Our executive officers, directors and significant stockholders may be able to influence matters requiring stockholder approval.
      As of October 2, 2004, our significant stockholders, executive officers and directors (including stockholders with which directors are affiliated, specifically Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P.) beneficially owned approximately 24% of our outstanding common stock. As a result, these individuals, together with Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., and MPI Holdings, LLC are able to substantially influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as acquisitions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company, could impede a merger, consolidation, takeover or other business combination which you, as a stockholder, may otherwise view favorably and may negatively impact the market price of our common stock. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders.

We do not expect to pay dividends for the foreseeable future.
      We are effectively prohibited from paying cash dividends on our common stock for the foreseeable future under the terms of our credit agreement. Moreover, we plan to retain all earnings for investment in our business and do not plan to pay cash dividends at any time in the foreseeable future.
FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. Generally, you can identify these statements because they use words like “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “future,” “intends,” “plans” and similar terms. These statements reflect only our current expectations. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy and the trends in our industry. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen, including, among others, the risks we face as described on the following pages and elsewhere in this filing. You should not place undue reliance on these forward-looking statements. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. To the extent that such statements are not recitations of historical fact, such statements constitute forward-looking statements that, by definition, involve risks and uncertainties. In any forward-looking statement, where we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will be achieved or accomplished. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give you no assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. We do not intend, and we undertake no obligation, to update any forward-looking statement. We urge you to review carefully “Risk Factors” for a more complete discussion of the risks of an investment in the notes.
USE OF PROCEEDS
      The proceeds from the sale of the shares offered by this prospectus will be received directly by the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders.
SELLING STOCKHOLDERS
      In connection with our merger with Empi, Inc., we issued shares of our common stock to the former stockholders of Empi, Inc. Pursuant to the terms of the merger, we have filed with the SEC under the Securities Act a registration statement on Form S-3, of which this prospectus forms a part, which relates to the resale from time to time of up to a total of 8,000,000 shares of common stock by the selling stockholders identified below.
      We are registering the shares of common stock issued to the selling stockholders identified below. As used in this prospectus, “selling stockholders” will refer to these individuals, along with any pledgees, donees, transferees or successors in interest who may later hold the selling stockholders’ interests who are selling shares received after the date of this prospectus from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.
      The following table sets forth information with respect to the number of shares of common stock beneficially owned by each of the selling stockholders as of March 1, 2005, the number of shares of our common stock being registered for sale in this offering, the number of shares beneficially owned by each selling stockholder after the offering assuming the sale of all shares of our common stock being registered on behalf of each selling stockholder in this offering and the percentage of common stock beneficially owned by each selling stockholder after this offering assuming each selling stockholder sells all of the shares of our common stock being registered on such stockholder’s behalf. As of March 1, 2005, there were 51,702,423 shares of our common stock outstanding.
      Pursuant to the rules of the SEC, shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares. Each person is deemed to be the beneficial owner of securities which may be acquired within sixty days through the exercise of options, warrants, and rights, if any, and such securities are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person. However, any such shares are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person, except as noted.

	Shares		Shares Beneficially
	Beneficially Owned		Owned After the
	as of March 1,		Sale of Shares
	2005 and Prior to		Covered by this
	the Sale of Shares	Number of Shares	Prospectus(2)
	Covered by this	Covered by this
Name of Selling Stockholder	Prospectus(1)	Prospectus(1)	Number	Percent

TCG Holdings, LLC(3)	6,399,553	6,399,553	0	*
GE Capital Equity Investments, Inc.(4)	581,777	581,777	0	*
Marlin C. Bjerke	5,157	5,157	0	*
Frank Bomers	10,315	10,315	0	*
William Burnham	10,315	10,315	0	*
Robert Clapp(5)	11,461	11,461	0	*
Craig C. Cox	10,315	10,315	0	*
John C. Cox	10,315	10,315	0	*
Lawrence Davis, II	15,472	15,472	0	*
James Grider	10,315	10,315	0	*
Priscilla A. Gunderson	10,315	10,315	0	*
Rudiger Hausherr	51,576	51,576	0	*
Thomas P. Hughes	15,472	15,472	0	*
Barbara C. Hutto	20,630	20,630	0	*
Kyle C. Kircher	10,315	10,315	0	*
Joseph Laptewicz	247,519	247,519	0	*
Michael LeFauve	5,157	5,157	0	*
Gregory J. Meidt	10,315	10,315	0	*
Michelle Marie Pierson	10,315	10,315	0	*
Jeff A. Schoenhals	10,315	10,315	0	*
Gerald Schulze	6,704	6,704	0	*
Kenneth R. Sellers	10,315	10,315	0	*
Patrick D. Spangler(6)	215,841	215,841	0	*
Birt Clinton Stem	5,157	5,157	0	*
Joan Elizabeth Strand	25,472	25,472	0	*
Patrick J. Tarnowski	5,157	5,157	0	*
H. Philip Vierling(7)	243,472	243,472	0	*
Thomas Scott Waller	10,315	10,315	0	*
Loren W. Wass	5,157	5,157	0	*
Keith A. White	15,472	15,472	0	*

TOTAL	7,999,986	7,999,986	0

*	Represents less than 1% of our outstanding common stock.

(1)	Includes shares that the selling stockholders may sell upon release of the escrow and back-up and underlying options or warrants held by the selling stockholder that are exercisable within 60 days of March 1, 2005.

(2)	Assumes all shares offered hereby are sold and no additional shares become beneficially owned.

(3)	The address of TCG Holdings, LLC is c/o The Carlyle Group, Attn: Walter Jin, 520 Madison Avenue, 41st Floor, New York, NY 10022. Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands limited partnership, C/ S International Partners, a Cayman Islands limited partnership, Carlyle International Partners III, L.P., a Cayman Islands limited partnership, Carlyle High Yield Partners, L.P. and certain additional partnerships formed by Carlyle

(collectively, the “Investment Partnerships”) and certain investors (the “Investors”) constitute all of the members of MPI Holdings, L.L.C., which was the majority shareholder of Empi, TC Group, L.L.C. exercises investment discretion and control over the shares held by the Investment Partnerships and the Investors directly through its capacity as the sole general partner of certain of the Investment Partnerships or indirectly through its wholly-owned subsidiary TC Group II, L.L.C., the sole general partner of certain of the Investment Partnerships, through its indirect subsidiary TCG High Yield, L.L.C., the sole general partner of one of the Investment Partnerships, or indirectly through its wholly-owned subsidiary Carlyle Investment Management, L.L.C., the manager of the investments of the Investors. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by TC Group, L.L.C. TCG Holdings, L.L.C. is managed by a three-person managing board and all board action relating to the voting or disposition of the shares require approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein, each of whom disclaim beneficial ownership of the shares.

MPI Holdings, LLC is an affiliate of The Carlyle Group and a subsidiary of TCG Holdings, LLC and was the majority shareholder of Empi. MPI Holdings, LLC was also party to several ancillary agreements in connection with the merger with Empi and TCG Holdings, LLC became the beneficial owner of Encore common stock when it was paid as part of the merger consideration. MPI Holdings, LLC and its affiliates have an ongoing relationship with Encore pursuant to these ancillary agreements which apportion certain rights to each of Encore and MPI Holdings, LLC and provide for the payment of certain merger consideration that is currently being held in escrow. Pursuant to that certain Investors Rights Agreement, dated October 4, 2004, by and among Encore and the Empi stockholders listed therein, MPI Holdings, LLC has the right to have its representative attend all meetings of Encore’s board of directors in a nonvoting observer capacity as long as MPI or its affiliates owns at leave five percent of the outstanding shares of Encore’s common stock.

(4)	The address of GE Capital Equity Investments, Inc. is Attn: Steve Warner, VP, 500 West Monroe, Chicago, IL 60661. GE Capital Equity Investments, Inc. is a lender in Encore’s senior credit facility. GE Capital Corporation is the parent of GE Capital Equity Investments, Inc.

(5)	Mr. Clapp served as Vice President of Manufacturing, Quality and Development of Empi until August 6, 2004.

(6)	Mr. Spangler served as Chief Financial Officer of Empi until January 6, 2005.

(7)	Mr. Vierling served as President and Chief Executive Officer of Empi until January 6, 2005.
      On October 4, 2004, we entered into an indemnification escrow agreement with MPI Holdings, LLC, in its capacity as the initial holder representative, and JP Morgan Chase Bank, as escrow agent. Pursuant to that indemnification escrow agreement, the eight million shares of Encore’s common stock which was a portion of the consideration payable to Empi’s stockholders, and which is being registered for resale in connection with this prospectus, will be held in escrow for one year after the closing date to serve as the source of payment of indemnification claims asserted by Encore with respect to breaches of the representations, warranties, covenants and obligations of Empi contained in the merger agreement.
      Also on October 4, 2004, we entered into a lock-up agreement with each principal shareholder of Empi prohibiting each Empi shareholder from offering, selling, assigning, transferring, pledging, contracting to sell or otherwise disposing of any and all shares of common stock of Encore which such shareholder was entitled to as consideration pursuant to the agreement until the six month anniversary of the effective date of the Empi acquisition. The lock-up agreement further provides that in the six-month period beginning on the six-month anniversary of the closing of the Empi acquisition, such shareholders may only sell up to 50% of such shares.

PLAN OF DISTRIBUTION
      The selling stockholders may sell the common stock offered by this prospectus to one or more underwriters (either acting alone or as a part of an underwriting syndicate led by one or more managing underwriters) or dealers for public offering, through agents, directly to purchasers, to a broker-dealer, as principal, for resale by the broker-dealer for its account, through privately negotiated transactions, through remarketing firms, short sales, through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction, as exchange distributions in accordance with the rules of the applicable exchange or through a combination of any such methods of sale or any other method permitted pursuant to applicable law. The name of any such underwriter, dealer or agent involved in the offer and sale of the common stock, the amount underwritten and the nature of its obligation to take the common stock will be set forth in the applicable prospectus supplement. The selling stockholders have reserved the right to sell the common stock directly to investors on behalf of the selling stockholders in those jurisdictions where the selling stockholders are authorized to do so. The sale of the common stock may be affected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale,

•	in the over-the-counter market,

•	in transactions otherwise than on such exchanges or in the over-the-counter market or

•	through the writing of options.
      In addition, the selling stockholder may sell its common stock under Rule 144 of the Securities Act of 1933 rather than under this prospectus, if the transaction meets the requirements of Rule 144, or by any other legally available means. The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions either:

•	at a fixed price or prices that may be changed,

•	at market prices prevailing at the time of sale,

•	at prices related to such prevailing market prices or

•	at negotiated prices.
Any of the prices may represent a discount from the prevailing market prices.
      If the selling stockholders use underwriters to sell common stock, the selling stockholders will enter into an underwriting agreement with them at the time of the sale to them. In connection with the sale of the common stock, underwriters may receive compensation from the selling stockholders in the form of underwriting discounts, concessions or commissions and may also receive commissions from purchasers of the common stock for whom they may act as agent. Any underwriting compensation paid by the selling stockholders to underwriters or agents in connection with the offering of the common stock, and any discounts, concessions or the commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement to the extent required by applicable law. Underwriters may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.
      Dealers and agents participating in the distribution of the common stock may be deemed to be underwriters under the Securities Act of 1933, and any discounts and/or commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.
      If so indicated in the applicable prospectus supplement, the selling stockholders will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase offered common stock from the selling stockholders at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for validity or performance of any such contracts.
      Underwriters, dealers and agents may be entitled, under agreements entered into with the selling stockholders, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act of 1933.
      To facilitate the offering of common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. These may include over-allotment, stabilization, syndicate, short covering transactions and penalty bids.

•	Over-allotment involves sales in excess of the offering size, which creates a short position.

•	Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been complete in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions.
These transactions may cause the price of the common stock sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.
      During such time as the selling stockholders may be engaged in a distribution of the common stock covered by this prospectus, the selling stockholders are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participated in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.
      We will bear all costs, expenses and fees in connection with the registration of the shares of common stock covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants, as well as up to $35,000 per registration of the fees and expenses of counsel to the holder representative. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares of common stock. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act.
      In connection with our acquisition of Empi we agreed to register under the Securities Act the shares covered by this prospectus and to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (1) the date of the last sale of shares covered by this prospectus and the registration statement of which this forms a part or (2) the date on which all registerable shares are eligible for resale without registration by reason of Rule 144(k) under the Securities Act.
      There can be no assurance that the selling stockholders will sell any or all of their shares of common stock covered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports, proxy statements and other information with the SEC. You can read our SEC filings, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market, Listing Qualifications Department, 9600 Blackwell Road, Rockville, MD 20850.
      We filed with the SEC a registration statement on Form S-3 (File No. 333-                    ) under the Securities Act of 1933 to register with the SEC the common stock described in this prospectus. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and accompanying exhibits for more information about our common stock and us.
INCORPORATION OF DOCUMENTS BY REFERENCE
      The SEC allows us to incorporate by reference the information we file with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is legally considered to be part of this prospectus, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference. Any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which have been filed with the SEC, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934; provided, however, that we are not incorporating by reference any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	the Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	the Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2004;

•	the Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004;

•	the Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2004;

•	Current Reports on Form 8-K filed on May 18, 2004, July 8, 2004, July 19, 2004, August 13, 2004, September 3, 2004, September 10, 2004, September 16, 2004 (one of two reports on the same date, excluding the report under Item 7.01), September 20, 2004 (excluding the report under Item 7.01), October 8, 2004 (excluding the report under Item 7.01), November 12, 2004 (a Form 8-K/ A), December 30, 2004, February 4, 2005, February 18, 2005 (a Form 8-K/ A) and February 28, 2005 (excluding the report under Item 2.02);

•	Amendment No. 1 to the Registration Statement on Form S-4 filed on February 23, 2005;

•	the description of our capital stock contained in our registration statement on Form 8-A filed on July 3, 1995, as amended by the Current Report on Form 8-K filed on July 19, 2004.
      You may request a copy of these filings, without charge, by writing to us or telephoning us at 9800 Metric Blvd., Austin, Texas 78758, Attn: Harry L. Zimmerman, (512) 832-9500. We will not send exhibits to the filings, however, unless those exhibits have been specifically incorporated by reference.
      You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell, or soliciting an offer to buy, shares of common stock in any state where the offer and sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date of the documents containing the information, regardless of the time of its delivery or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.
LEGAL MATTERS
      The validity of the common stock sold by selling stockholders will be passed upon by Winstead Sechrest & Minick P.C., Austin, Texas.
EXPERTS
      The consolidated financial statements of Encore Medical Corporation as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”
      The consolidated financial statements of Empi, Inc. as of December 31, 2003 and 2002 and for the years then ended, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Empi, Inc. for the year ended December 31, 2001, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants of Empi, Inc., as stated in their report incorporated by reference herein. For an explanation of Empi’s change in independent auditors and the risks posed to an investor in the notes, see “Risk Factors — Risks Related to Our Business — Arthur Andersen LLP, the auditor for Empi’s audited financial statements for the year ended December 31, 2001 that are incorporated by reference in this prospectus, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies against them in any legal action.”

8,000,000 Shares
Common Stock

Prospectus

March 7, 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table sets forth the expenses (other than the underwriting discounts and commissions) in connection with the issuance and distribution of the common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee. Encore will bear all expenses shown below and the selling stockholders will not bear any portion of these expenses.

Securities and Exchange Commission registration fee	$4,868.07
Transfer agent’s fees and expenses	$1,000.00
Printing expenses	$1,500.00
Legal fees and expenses	$75,000.00
Accounting fees and expenses	$10,500.00
Total	$92,868.07

Item 15.	Indemnification of Directors and Officers

Delaware General Corporation Law
      We refer you to Section 145 of the Delaware General Corporation Law, which permits indemnification of, and advancement of expenses to, directors, officers, employees and agents of a corporation under certain conditions and subject to certain limitations, as set forth below. Such indemnification and advancement of expenses may be continued even if a person ceases to serve as a director, officer, employee or agent of the corporation and may inure to such person’s heirs, executors or administrators. Section numbers in this Item 15 refer to the Delaware General Corporation Law.
      Section 145(a) empowers a corporation to indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of a corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or any other enterprise if he is or was serving such enterprise at the request of the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, does not of itself create a presumption, that the person to be indemnified did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal action, that he had reasonable cause to believe his conduct was unlawful.
      Under Section 145(b), the indemnification a corporation may offer is extended to include indemnification for expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action by or in the right of a corporation, to procure a judgment in its favor, as long as the director, officer, employee or agent to be indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that such indemnification may not be extended to cover any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery, or such other court in which the action, suit or proceeding was brought, shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. In addition, Section 145(c) provides for mandatory indemnification by a corporation, including indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by a director or officer of the corporation, in the event that such person is successful on the merits or in defense of any action, suit or proceeding referred to in Sections 145(a) or (b), or in defense of any claim, issue or matter therein.
      A corporation may indemnify a director, officer, employee or agent only as authorized in the specific instance and only upon a determination that indemnification is proper, given the facts and circumstances, because that person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Section 145(d) states that such a determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though the directors able to vote do not constitute a quorum; (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; (3) in the absence of any directors able to vote or at the direction of such directors, by independent legal counsel in a written opinion; or (4) by the stockholders of the corporation.
      Pursuant to Section 145(e), a corporation may pay expenses incurred by an officer or director defending a civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt from such person or from another on behalf of such person, an undertaking to repay any amount paid in advance if that person is ultimately determined not to be entitled to indemnification. Expenses incurred by former directors and officers or other employees and agents may be so paid upon terms and conditions deemed appropriate by the corporation. Pursuant to Section 145(k), the Delaware Court of Chancery is vested with exclusive jurisdiction to hear all actions for advancement of expenses and may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).
      Under Section 145(f), the indemnification and advancement of expenses provided by or granted pursuant to Section 145 is not to be deemed exclusive of the other rights persons seeking indemnification or advancement of expenses may have under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions taken in such person’s official capacity and as to actions taken in another capacity while holding such office.
      Section 145(g) grants a corporation power to purchase and maintain insurance covering any person who is or was a director, officer, employee or agent of the corporation or who is or was serving in such capacity for another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation, which policy may insure any liability asserted against the insured in any such capacity, or arising out of his status, regardless of whether the corporation would otherwise have the power under Section 145 to indemnify him against such liability.
      Section 145(h) states that the power to indemnify granted to any “corporation” extends to any constituent corporation absorbed in a consolidation or merger which, had its separate existence continued, would have been authorized to extend indemnification to its officers, directors, agents and employees. Pursuant to Section 145(i), employee benefit plans are covered as “other enterprises” and “serving at the request of the corporation” includes service as a director, officer, employee or agent of the corporation, which imposes duties on or involves services by, such person with respect to an employee benefit plan, its beneficiaries or participants.
      The Delaware Court of Chancery is vested with exclusive jurisdiction to hear and determine actions for indemnification or advancement of expenses brought under Section 145 or under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Certificate of Incorporation and Bylaws
      The registrant’s Certificate of Incorporation, as amended, provides, in Article Eighth, for indemnification to the fullest extent permitted by Delaware law, specifically providing for the advancement of expenses in accordance with Section 145(e). Moreover, the registrant’s Certificate of Incorporation provides that a director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability for any breach of that director’s duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, violations of Section 174 of the Delaware General Corporation Law, which regulates directors’ liability for unlawful payments of dividends and unlawful stock purchases and redemptions, and liability for any actions from which the director derived an improper personal benefit.
      The registrant’s Bylaws, as currently in effect, set forth the provisions of Section 145 and, thus, also provide for indemnification to the full extent of Delaware law.
Insurance
      The registrant currently maintains an insurance policy providing reimbursement of indemnification payments to directors and officers of the registrant and reimbursement of certain liabilities incurred by directors and officers of the registrant in their capacities as such, to the extent they are not indemnified by the registrant.

Item 16.	Exhibits

Exhibit
No.	Description

2.1	Agreement and Plan of Merger dated August 8, 2004 among Encore Medical Corporation, Encore Medical Merger Sub, Inc., Empi, Inc., MPI Holdings, LLC, and principal shareholders of Empi, Inc. named therein(1)
4.1	Investors’ Rights Agreement between Encore and the Initiating Holders dated June 12, 2001(2)
4.2	Amendment No. 1 dated February 8, 2002 to Investors’ Rights Agreement between Encore and the Initiating Holders dated June 12, 2001(3)
4.3	Credit Agreement among Encore Medical IHC, Inc., Encore Medical Corporation, Bank of America, N.A., Banc of America Securities LLC, and a syndicate of banks, financial institutions and other institutional lenders party thereto, dated as of October 4, 2004(4)
4.4	Indenture dated October 4, 2004 among Encore Medical IHC, Inc., as issuer, its domestic subsidiaries and Encore Medical Corporation, as guarantors, and Wells Fargo Bank, N.A., as trustee(1)
4.5	Registration Rights Agreement dated October 4, 2004 among Encore Medical IHC, Inc., the signatories named therein as guarantors, Banc of America Securities LLC and First Albany Capital Inc.(1)
4.6	Investor Rights Agreement among Encore Medical Corporation and certain Empi shareholders dated October 4, 2004(5)
4.7	Indemnification Escrow Agreement dated October 4, 2004 among Encore Medical Corporation, MPI Holdings, LLC, as Holder Representative, and JPMorgan Chase Bank(6)
4.8	Lock-Up Agreement dated October 4, 2004 between Encore Medical Corporation and MPI Holdings, LLC(6)
5.1	Opinion of Winstead Sechrest & Minick P.C. as to legality of securities being issued*
23.1	Consent of KPMG LLP*
23.2	Consent of Ernst & Young LLP*
23.3	Consent of Winstead Sechrest & Minick P.C. (included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page of this registration statement)*

*	Filed herewith

(1)	Filed as an exhibit to Encore Medical Corporation’s Current Report on Form 8-K filed October 8, 2004 and incorporated by reference herein.

(2)	Filed as an exhibit to Encore Medical Corporation’s Amendment No. 1 to Form S-4 Registration Statement filed February 23, 2005 and incorporated by reference herein.

(3)	Filed as an exhibit to Encore Medical Corporation’s Current Report on Form 8-K filed February 25, 2002 and incorporated by reference herein.

(4)	Filed as an exhibit to Encore Medical Corporation’s Quarterly Report on Form 10-Q filed November 15, 2004 and incorporated by reference herein.

(5)	Filed as an exhibit to Encore Medical Corporation’s Registration Statement on Form S-4 filed December 30, 2004 (No. 333-121780-08) and incorporated by reference herein.

(6)	Filed as an exhibit to TC Group LLC’s Schedule 13D/A filed October 15, 2004 and incorporated by reference herein.

Item 17.	Undertakings
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
      provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the

Securities Act of 1933 and is therefore unenforeceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on March 7, 2005.

ENCORE MEDICAL CORPORATION

By:	/s/ Kenneth W. Davidson

Kenneth W. Davidson
Chairman of the Board and
Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harry L. Zimmerman and Kenneth W. Davidson, and each or either one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kenneth W. Davidson Kenneth W. Davidson	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 7, 2005

/s/ William W. Burke William W. Burke	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	March 7, 2005

/s/ Joel Kanter Joel Kanter	Director	March 7, 2005

/s/ Richard Martin Richard Martin	Director	March 7, 2005

/s/ Zubeen Shroff Zubeen Shroff	Director	March 7, 2005

Signature	Title	Date

/s/ Bruce Wesson Bruce Wesson	Director	March 7, 2005

/s/ Alastair Clemow Alastair Clemow	Director	March 7, 2005

Karen Osar	Director